UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

       Press Release

Highlights

The main figures obtained by Bradesco in 2011 are presented below:

1.   Adjusted Net Income(1) for the year was R$11.198 billion (a 14.2% increase compared to the R$9.804 billion recorded in the same period last year), corresponding to earnings per share of R$2.93 and Return on Average Shareholders’ Equity(2) of 21.3%.

2.   Adjusted Net Income was composed of R$7.997 billion from financial activities, representing 71.4% of the total, and R$3.201 billion from insurance, pension plan and savings bond operations, which accounted for 28.6%.

3.   On December 31, 2011, Bradesco’s market capitalization stood at R$106.971 billion(3).

4.   Total Assets stood at R$761.533 billion in December 2011, a 19.5% increase over the same period in 2010. Return on Average Assets was 1.6%.

5.   The Expanded Loan Portfolio(4) stood at R$345.724 billion in December 2011, up 17.1% from the same period in 2010. Operations with individuals totaled R$108.671 billion (a 10.6% gain), while operations with companies totaled R$237.053 billion (up 20.4%).

6.   Total Assets under Management stood at R$1.020 trillion, up 16.9% on December 2010.

7.   Shareholders’ Equity stood at R$55.582 billion in December 2011, up 15.7% on December 2010. The Capital Adequacy Ratio stood at 15.1% in December 2011, 12.4% of which fell under Tier I Capital.

8.   Interest on Shareholders’ Equity and Dividends were paid and recorded in provision to shareholders for income in 2011 in the amount of R$3.740 billion, R$1.279 billion of which was paid as monthly and interim dividends and R$2.461 billion was recorded in provision.

9.   Financial Margin reached R$39.321 billion, up 19.0% in comparison with 2010.

10.   The Delinquency Ratio over 90 days stood at 3.9% on December 31, 2011, a 0.3 p.p. increase over December 31, 2010 (3.6%).

11. The Efficiency Ratio(5) stood at 43.0% in December 2011 (42.7% in December 2010) and the “adjusted-to-risk” ratio stood at 53.0% (52.4% in December 2010).

12. Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income totaled R$37.693 billion in 2011, up by 21.3% over the same period in 2010. Technical reserves stood at R$103.653 billion, up 18.9% on December 2010.

13. Investments in infrastructure, information technology and telecommunications amounted to R$4.328 billion in 2011, a 10.4% increase on the previous year.

14. Taxes and contributions, including social security, paid or recorded in provision, amounted to R$19.159 billion in 2011, R$9.127 billion of which referred to taxes withheld and collected from third parties and R$10.032 billion from Bradesco Organization activities, equivalent  to 89.6% of Adjusted Net Income(1).

15. Continuing its strategy for organic growth, Bradesco launched 1,009 branches in the last twelve months, adding more than 9 thousand new employees.

16. Bradesco has an extensive customer service network in Brazil, comprising 7,586 service points (4,634 branches, 1,347 PABs - Banking Service Branches and 1,605 PAAs - Advanced Service Branches). Customers can also use 1,477 PAEs – ATMs (Automatic Teller Machines) in companies, 34,839 Bradesco Expresso service points, 34,516 Bradesco Dia & Noite ATMs and 12,455 ATMs shared with other banks(6).

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$117.4 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes;  (5) In the last 12 months; and (6) Banco24Horas ATMs + ATMs shared among Bradesco, Banco do Brasil and Banco Santander.

   4   Report on Economic and Financial Analysis – December 2011

Press Release

Highlights

17. Payroll, plus charges and benefits, totaled R$9.298 billion. Social benefits provided to the 104,684 employees of the Bradesco Organization and their dependents amounted to R$2.278 billion, while investments in training and development programs totaled R$161.495 million.

18. On January 5, 2012, Bradesco became a signatory of the International Statement of Commitment by Financial Institutions on the Environment and Sustainable Development, formally marking its entrance into the United Nations Environment Programme – Finance Initiative (UNEP FI), a United Nations (UN) program for financial institutions committed to sustainable finances.

19. On January 16, 2012, Bradesco received authorization to increase the foreign interest in its common capital, from 14% to 30%, allowing the Bank to create an ADR (American Depositary Receipt) Program tied to common shares, in an effort to increase the liquidity and value thereof. The ADR program is currently being submitted for approval by authorities.

20. Main Awards and Acknowledgements in the period:

•       Outstanding position in the ranking of the largest banks in the world, by market capitalization, placing 10th (Bloomberg);

•       Largest private corporate group in Brazil (“Large Groups” annual publication – Valor Econômico newspaper);

•       One of the best companies to work for, according to the “Largest among the Best Companies of 2011” list (Great Place to Work® Institute, in partnership with O Estado de São Paulo newspaper);

•       Best company in personnel management, in the “More than 10,000 employees” category (Valor Carreira – Valor Econômico newspaper);

•       For the 7th consecutive time, Bradesco was included in the Corporate Sustainability Index (ISE) portfolio of the São Paulo Securities, Commodities and Futures Exchange (BM&FBovespa);

•       For the 5th consecutive year, the Bradesco Brand was the most valuable brand in Brazil (Superbrands – Brand Finance);

•       Grupo Bradesco de Seguros won the “Professionals of the Year” award in the “National Campaign” category with the Vai Que campaign (Rede Globo); and

•       For the 10th consecutive year, Bradesco Seguros won the “Folha Top of Mind” award in the Insurance category (Datafolha).

21. With regards to sustainability, Bradesco divides its actions into three pillars:
(i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 55-year history of extensive social and educational work, with 40 schools in Brazil. In 2011, 112,081 students benefitted from its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 50 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco also aided another 382,329 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students completed at least one of the many courses offered by the Virtual School. Furthermore, another 134,764 people benefitted from projects and actions in partnerships with Digital Inclusion Centers (CIDs), the Educa+Ação  Program and Technology courses (Educar e Aprender – Teach and Learn). To support these social commitments, Fundação Bradesco invested a total of R$291.892 million in its educational activities and will invest an estimated total of R$385.473 million in 2012.

Bradesco      5

        Press Release

Main Information

	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	Variation %
									4Q11 x 3Q11	4Q11 x 4Q10
Income Statement for the Period - R$ million
Book Net Income	2,726	2,815	2,785	2,702	2,987	2,527	2,405	2,103	(3.2)	(8.7)
Adjusted Net Income	2,771	2,864	2,825	2,738	2,684	2,518	2,455	2,147	(3.2)	3.2
Total Financial Margin	10,258	10,230	9,471	9,362	9,018	8,302	8,047	7,689	0.3	13.8
Gross Loan Financial Margin	7,162	6,928	6,548	6,180	6,143	5,833	5,757	5,630	3.4	16.6
Net Loan Financial Margin	4,501	4,149	4,111	3,820	3,848	3,774	3,596	3,442	8.5	17.0
Allowance for Loan Losses (ALL) Expenses	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(4.2)	15.9
Fee and Commission Income	4,086	3,876	3,751	3,510	3,568	3,427	3,253	3,124	5.4	14.5
Administrative and Personnel Expenses	(6,822)	(6,285)	(5,784)	(5,576)	(5,790)	(5,301)	(4,976)	(4,767)	8.5	17.8
Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income	11,133	9,049	9,661	7,850	9,022	7,697	7,163	7,196	23.0	23.4
Balance Sheet - R$ million
Total Assets	761,533	722,289	689,307	675,387	637,485	611,903	558,100	532,626	5.4	19.5
Securities	265,723	244,622	231,425	217,482	213,518	196,081	156,755	157,309	8.6	24.4
Loan Operations (1)	345,724	332,335	319,802	306,120	295,197	272,485	259,722	249,828	4.0	17.1
- Individuals	108,671	105,389	102,915	100,200	98,243	93,038	89,780	86,146	3.1	10.6
- Corporate	237,053	226,946	216,887	205,920	196,954	179,447	169,942	163,683	4.5	20.4
Allowance for Loan Losses (ALL)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	2.4	20.0
Total Deposits	217,424	224,664	213,561	203,822	193,201	186,194	178,453	170,722	(3.2)	12.5
Technical Reserves	103,653	97,099	93,938	89,980	87,177	82,363	79,308	77,685	6.7	18.9
Shareholders' Equity	55,582	53,742	52,843	51,297	48,043	46,114	44,295	43,087	3.4	15.7
Assets under Management	1,019,884	973,194	933,960	919,007	872,514	838,455	767,962	739,894	4.8	16.9
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2)	2.93	2.91	2.82	2.72	2.61	2.38	2.19	2.07	0.7	12.3
Book Value per Common and Preferred Share - R$	14.56	14.08	13.82	13.42	12.77	12.26	11.77	11.45	3.4	14.0
Annualized Return on Average Shareholders' Equity (3) (4)	21.3	22.4	23.2	24.2	22.2	22.5	22.8	22.2	(1.1) p.p.	(0.9) p.p.
Annualized Return on Average Assets (4)	1.6	1.7	1.7	1.7	1.7	1.7	1.7	1.7	(0.1) p.p.	(0.1) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.8	8.0	7.8	8.2	8.3	7.9	8.2	8.1	(0.2) p.p.	(0.5) p.p.
Fixed Assets Ratio - Total Consolidated	21.0	16.7	17.3	17.4	18.1	16.7	20.9	19.8	4.3 p.p	2.9 p.p
Combined Ratio - Insurance (5)	83.6	86.2	85.8	86.1	85.1	85.3	84.7	85.2	(2.6) p.p.	(1.5) p.p
Efficiency Ratio (ER) (2)	43.0	42.7	42.7	42.7	42.7	42.5	42.0	41.2	0.3 p.p	0.3 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	62.2	62.7	63.5	63.6	64.2	65.1	64.9	66.0	(0.5) p.p.	(2.0) p.p
Market Capitalization - R$ million (6)	106,971	96,682	111,770	117,027	109,759	114,510	87,887	100,885	10.6	(2.5)
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.3	7.3	6.9	7.0	7.1	7.4	7.6	8.0	-	0.2 p.p
Non-Performing Loans (>60 days (8) / Loan Portfolio)	4.8	4.6	4.5	4.4	4.3	4.6	4.9	5.3	0.2 p.p	0.5 p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	3.9	3.8	3.7	3.6	3.6	3.8	4.0	4.4	0.1 p.p	0.3 p.p
Coverage Ratio (> 90 days (8))	184.4	194.0	189.3	193.6	197.6	191.8	188.5	180.8	(9.6) p.p.	(13.2) p.p.
Coverage Ratio (> 60 days (8))	151.8	159.6	154.0	159.1	163.3	162.0	155.8	151.3	(7.8) p.p.	(11.5) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	15.1	14.7	14.7	15.0	14.7	15.7	15.9	16.8	0.4 p.p	0.4 p.p
- Tier I	12.4	12.2	12.9	13.4	13.1	13.5	13.9	14.3	0.2 p.p	(0.7) p.p.
- Tier II	2.7	2.5	1.8	1.7	1.7	2.3	2.1	2.6	0.2 p.p	1.0 p.p
- Deductions	-	-	-	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	0.1 p.p

   6   Report on Economic and Financial Analysis – December 2011

Press Release

Main Information

	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Variation %
									Dec11 x Sept11	Dec11 x Dec10
Structural Information - Units
Service Points (9)	59,711	55,822	53,246	50,967	48,681	45,821	42,977	40,460	7.0	22.7
- Branches	4,634	3,945	3,676	3,651	3,628	3,498	3,476	3,455	17.5	27.7
- PAAs (10)	1,605	1,660	1,659	1,660	1,660	1,643	1,592	1,451	(3.3)	(3.3)
- PABs (10)	1,347	1,320	1,313	1,308	1,263	1,233	1,215	1,200	2.0	6.7
- PAEs (10)	1,477	1,589	1,587	1,588	1,557	1,559	1,565	1,564	(7.0)	(5.1)
- Outplaced Bradesco Network ATMs (11)	3,913	3,953	3,962	3,921	3,891	4,104	3,827	3,664	(1.0)	0.6
- ATMs Shared with other Banks (11) (12)	10,753	10,815	10,856	10,326	9,765	8,113	7,358	6,912	(0.6)	10.1
- Bradesco Expresso (Correspondent Banks)	34,839	31,372	29,263	27,649	26,104	24,887	23,190	21,501	11.1	33.5
- Bradesco Promotora de Vendas	1,131	1,157	919	853	801	773	743	702	(2.2)	41.2
- Branches / Subsidiaries Abroad	12	11	11	11	12	11	11	11	9.1	-
ATMs	46,971	45,596	45,103	44,263	43,072	41,007	39,766	38,772	3.0	9.1
- Own Network	34,516	33,217	32,714	32,514	32,015	31,759	31,387	30,909	3.9	7.8
- Shared Network (12)	12,455	12,379	12,389	11,749	11,057	9,248	8,379	7,863	0.6	12.6
- Debit and Credit Card (13) - in millions	155.7	153.0	150.4	147.5	145.2	140.7	137.8	135.6	1.8	7.2
Employees	104,684	101,334	98,317	96,749	95,248	92,003	89,204	88,080	3.3	9.9
Outsourced Employees and Interns	11,699	10,731	10,563	10,321	9,999	9,796	8,913	9,605	9.0	17.0
Foundation Employees (14)	3,806	3,813	3,796	3,788	3,693	3,756	3,734	3,713	(0.2)	3.1
Customers - in millions
Checking accounts	25.1	24.7	24.0	23.5	23.1	22.5	21.9	21.2	1.6	8.7
Savings Accounts (15)	43.4	40.6	39.7	39.4	41.1	38.5	37.1	36.2	6.9	5.6
Insurance Group	40.3	39.4	38.0	37.0	36.2	34.6	33.9	33.8	2.3	11.3
- Policyholders	35.0	34.3	33.0	32.1	31.5	30.0	29.3	29.2	2.0	11.1
- Pension Plan Participants	2.2	2.1	2.1	2.1	2.0	2.0	2.0	2.0	4.8	10.0
- Savings Bond Customers	3.1	3.0	2.9	2.8	2.7	2.6	2.6	2.6	3.3	14.8
Bradesco Financiamentos	2.2	2.4	2.9	2.9	3.3	3.4	3.5	3.8	(8.3)	(33.3)

(1)   Expanded Loan Portfolio: Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;
(2)   In the last 12 months;
(3)   Excluding mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity;
(4)   Adjusted net income for the period;
(5)   Excludes additional reserves;
(6)   Number of shares (excluding treasury shares) multiplied by the closing price of the common and preferred shares on the period’s last trading day;
(7)   Concept defined by Brazilian Central Bank (Bacen);
(8)   Credits overdue;
(9)   Not including Postal Bank;
(10) PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company;  PAA: service point located in a municipality without a Bank branch;
(11) Including overlapping ATMs within the Bank’s own and shared network in: December 2011 – 2,019; September 2011 - 2,040; June 2011 – 2,045; March 2011 – 2,024; December 2010 – 1,999, September 2010 – 1,670, June 2010 - 1,547 and March 2010 – 1,490;
(12) Shared ATM network: Banco24Horas ATMs + ATMs shared among Bradesco, Banco do Brasil and Banco Santander since November 2010;
(13) Includes pre-paid,  Private Label and Ibi México as of December 2010;
(14) Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(15) Number of accounts.

Bradesco      7

                   Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility (1)	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term A -	Short Term F1	Long Term BBB +		Short Term F2		Long Term AAA (bra)	Short Term F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A1	P - 1	Baa2	P-2	Aaa.br	BR - 1

*
Standard & Poor's						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

(1) In replacement for the individual rating (B/C).

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	12M11	12M10	4Q11	3Q11
Book Net Income	11,028	10,022	2,726	2,815

Non-Recurring Events	170	(218)	45	49
- Provision for/ (Reversal of) Tax Risks	(2,126)	397	-	(2,126)
- Additional ALL/Change in Drag Calculation Parameters	1,006	(220)	-	1,006
- Labor Provision	501	-	-	501
- Civil Provision (2)	482	268	79	280
- Records of Tax Credits	-	(336)	-	-
- Other (3) (4)	187	(215)	(14)	201
- Tax Effects	120	(112)	(20)	187
Adjusted Net Income	11,198	9,804	2,771	2,864

ROAE % (1)	21.0	22.7	21.2	22.7

Adjusted ROAE % (1)	21.3	22.2	21.5	23.1

(1)  Annualized;

(2)  Mainly refers to the provision for Economic Plans;

(3)  In 2011, including: (i) the partial sale of Ibi Promotora, in the amount of R$58 million; (ii) impairment, in the amount of R$157 million; and (iii) other operating provisions, in the amount of R$88 million; and

(4)  In 2010, including: (i) partial sale/capital gain of investments (CPM Braxis/Fidelity/Other), in the amount of R$224 million; (ii) REFIS, in the amount of R$18 million; and (iii) impairment, in the amount of R$27 million.

   8   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown in the previous page.

Note that the Adjusted Income Statement serves as the basis adopted for the analysis and comments made in chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	12M11	12M10	Variation		4Q11	3Q11	Variation
			12M11 x 12M10				4Q11 x 3Q11
			Amount	%			Amount	%
Financial Margin	39,321	33,056	6,265	19.0	10,258	10,230	28	0.3
- Interest	37,670	31,525	6,145	19.5	9,985	9,669	316	3.3
- Non-interest	1,651	1,531	120	7.8	273	561	(288)	(51.3)
ALL	(10,237)	(8,703)	(1,534)	17.6	(2,661)	(2,779)	118	(4.2)
Gross Income from Financial Intermediation	29,084	24,353	4,731	19.4	7,597	7,451	146	2.0
Income from Insurance, Pension Plan and Savings Bond Operations (1)	3,370	2,772	598	21.6	933	864	69	8.0
Fee and Commission Income	15,223	13,372	1,851	13.8	4,086	3,876	210	5.4
Personnel Expenses	(11,061)	(9,302)	(1,759)	18.9	(3,140)	(2,880)	(260)	9.0
Other Administrative Expenses	(13,406)	(11,532)	(1,874)	16.3	(3,682)	(3,405)	(277)	8.1
Tax Expenses	(3,664)	(3,120)	(544)	17.4	(1,005)	(866)	(139)	16.1
Equity in the Earnings (Losses) of Unconsolidated Companies	144	127	17	13.4	53	41	12	29.3
Other Operating Income/Expenses	(3,401)	(2,382)	(1,019)	42.8	(808)	(907)	99	(10.9)
Operating Result	16,289	14,288	2,001	14.0	4,034	4,174	(140)	(3.4)
Non-Operating Income	3	(8)	11	-	4	10	(6)	(60.0)
Income Tax / Social Contribution	(4,954)	(4,353)	(601)	13.8	(1,241)	(1,304)	63	(4.8)
Non-controlling Interest	(140)	(123)	(17)	13.8	(26)	(16)	(10)	62.5
Adjusted Net Income	11,198	9,804	1,394	14.2	2,771	2,864	(93)	(3.2)

(1)  Income from Insurance, Pension Plan and Savings Bond Operations = Insurance Retained Premiums, Pension Plans and Savings Bonds - Variation in Technical Reserves of Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Pension Plans and Savings Bonds.

Bradesco      9

                   Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the fourth quarter of 2011, Bradesco’s adjusted net income was R$2,771 million, down 3.2% from the previous quarter, mainly due to: (i) lower revenue from non-interest financial margin; and (ii) greater personnel and administrative expenses, mainly resulting from accelerated organic growth in the year, marked by the expansion of 11,030 service points, including the opening of 1,009 branches.

In the comparison of 2011 and 2010, adjusted net income increased by R$1,394 million, or 14.2%, for Return on Average Shareholders’ Equity (ROAE) of 21.3%. The main reasons for this result are described in this chapter, among which the aforementioned organic growth demands our attention.

Shareholders’ Equity stood at R$55,582 million in December 2011, up 15.7% on the balance on December 2010. The Capital Adequacy Ratio stood at 15.1%, of which, 12.4% fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$761,533 million in December 2011, up 19.5% over December 2010, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) hovered around 1.6%.

   10   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The ER was impacted by the following events in the period: (i) accelerated organic growth in the year, especially in the second half of 2011, marked by the expansion of 11,030 service points, including the inauguration of 1,009 branches, which impacted personnel and administrative expenses; and (ii) greater expenses with advertising and marketing, brought on by the seasonal effect in the quarter.

With regards to the “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2) and the aforementioned events, it was also affected by the increase in delinquency in the period.

(1) ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the fourth quarter of 2011 would be 45.8%; and
(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Financial Margin

The R$28 million increase in the fourth quarter of 2011 compared to the third quarter of 2011 was due to:

• a R$316 million increase in interest-earning operations, mainly due to higher gains with “Loan” and “Securities/Other” margins; and

was offset by:

• a R$288 million decrease in the non-interest margin, due to lower treasury/securities gains.

Financial margin posted a R$6,265 million improvement between the 2011 fiscal year and that of 2010, for growth of 19.0%, mainly driven by:

• a R$6,145 million increase in income from interest-earning operations due to an increase in business volume, driven by:
(i) “Loans;” and (ii) “Funding;” and

• greater income from the non-interest margin, in the amount of R$120 million, due to higher treasury/securities gains.

   12   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

	R$ million
	12M11			12M10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	26,818	254,812	10.5%	23,362	209,292	11.2%
Funding	4,562	301,122	1.5%	3,029	236,549	1.3%
Insurance	3,388	94,561	3.6%	2,827	80,444	3.5%
Securities/Other	2,902	234,205	1.2%	2,307	194,624	1.2%

Financial Margin	37,670	-	7.4%	31,525	-	7.5%

	4Q11			3Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,162	269,071	11.1%	6,928	260,140	11.1%
Funding	1,169	319,408	1.5%	1,252	313,201	1.6%
Insurance	770	100,978	3.1%	800	95,865	3.4%
Securities/Other	884	257,613	1.4%	689	244,470	1.1%
0
Financial Margin	9,985	-	7.6%	9,669	-	7.6%

The annualized interest financial margin rate stood at 7.6% in the fourth quarter of 2011, in line with the figure recorded in the previous quarter.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In December 2011, Bradesco’s loan operations totaled R$345.7 billion. The 4.0% increase in the quarter was due to growth of: (i) 6.2% in Small and Medium-sized Entities (SMEs); (ii) 3.1% in Individuals; and (iii) 3.1% in Corporations.

Over the last 12 months, the portfolio expanded by 17.1%, driven by: (i) 22.6% growth in SMEs; (ii) 18.6% growth in Corporations; and (iii) 10.6% growth in Individuals.

In the Individuals segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; (ii) BNDES/Finame onlending; and (iii) payroll-deductible loans. In the Corporate segment, growth was led by: (i) real estate financing – corporate plan; (ii) working capital; and (iii) export financing.

(1)     Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see page 38 of chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the fourth quarter of 2011, ALL expenses stood at R$2,661 million, down 4.2% from the previous quarter, mainly as a result of: (i) adequate provision levels in comparison with the expected losses from certain operations with corporate customers, which offset: (ii) the increased delinquency in the period; and (iii) the growth in loan operation volume.

In comparison with 2010, ALL expenses in 2011 increased by 17.6%, mainly due to: (i) growth in loan operations; and (ii) greater delinquency in the period, especially among individuals.

(1) In the 3Q11, includes exceeding ALL in the total amount of R$1.0 billion.

   14   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days

The delinquency ratio of over 90 days posted a slight increase of 0.1 p.p. in the quarter, mainly due to: (i) a 0.2 p.p. increase in the SME ratio; and (ii) a 0.1 p.p. increase in the Individuals ratio.

Coverage Ratios

The following graph presents the evolution of the coverage ratio of the ALL for loans overdue for more than 60 and 90 days. In December 2011 these ratios reached 151.8% and 184.4%, respectively, pointing to a comfortable level of provisioning.	The ALL, totaling R$19.5 billion in December 2011, was made up of: (i) R$15.5 billion required by the Brazilian Central Bank; and (ii) R$4.0 billion in additional provisions.

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plan and Savings Bond Operations

Net Income for the fourth quarter of 2011 came to R$860 million, up 10.3% from the previous quarter.	Net Income for 2011 came to R$3.201 billion, up 10.2% on the previous year.

	R$ million (unless otherwise indicated)
	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	Variation %
									4Q11 x 3Q11	4Q11 x 4Q10
Net Income	860	780	800	761	779	721	701	703	10.3	10.4
Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income (1)	11,133	9,049	9,661	7,850	9,022	7,697	7,163	7,196	23.0	23.4
Technical Reserves	103,653	97,099	93,938	89,980	87,177	82,363	79,308	77,685	6.7	18.9
Financial Assets	112,979	107,244	103,847	99,594	96,548	92,599	88,515	86,928	5.3	17.0
Claims Ratio	68.6	71.5	72.2	72.0	71.1	72.4	71.8	73.3	(2.9) p.p	(2.5) p.p
Combined Ratio	83.6	86.2	85.8	86.1	85.1	85.3	84.7	85.2	(2.6) p.p	(1.5) p.p
Policyholders / Participants and Customers (in thousands)	40,304	39,434	37,972	37,012	36,233	34,632	33,908	33,768	2.2	11.2
Market Share of Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income (2)	N/A	24.9	25.0	23.2	24.7	24.7	24.8	25.2	-	-

Note: For comparison purposes, we have excluded the build in Technical Reserves for benefits to be granted – Remission (Health) from the calculation of ratios for the first quarter of 2010, and the effects of Normative Resolution (RN) 206/09 issued by the National Supplementary Health Plan Agency (ANS) on health revenues from the calculation of combined ratio.

(1)  Excluding the effects of ANS RN 206/09, which as of January 2010 extinguished the unearned premium reserve (PPNG) (Susep Statistics System (SES)) and income from premiums are now recorded on a pro-rata temporis basis. This accounting change did not affect Earned Premiums; and

(2)  3Q11 considers the latest data made available by the Insurance Superintendence (Susep) (July 2011).

   16   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

In the fourth quarter of 2011, the Group's total revenue increased by 23.0% on the previous quarter, led by the “Life and Pension Plan” segment, which was driven by a greater concentration of pension plan contributions in the period in question.

In 2011, revenue was up 21.3% in comparison with 2010, driven by the performance of “Life and Pension Plan," "Health" and "Savings Bond" products, which posted respective growth of 23.8%, 22.0% and 22.7% in the period.

Net income increase in the quarter was mainly due to: (i) a 23.0% increase in revenues; (ii) improved equity income; and (iii) a drop in the claims ratio.

Net income increase in the 2011 fiscal year was the result of: (i) 21.3% growth in revenues; (ii) a 1.1 p.p. decrease in the claims ratio; (iii) improved financial result and equity in the earnings (losses) of unconsolidated subsidiaries; and partially offset by: (iv) an increase in personnel expenses, mainly driven by the collective bargaining agreement in January 2011.

In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with Insurance Superintendence (Susep) rules effective as of January 1, 2008, and international standards (Solvency II). The Group’s financial leverage ratio stood at 2.7 times its Shareholders’ Equity.

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the fourth quarter of 2011, fee and commission income totaled R$4,086 million, up 5.4% or R$210 million from the previous quarter. This increase was mainly driven by: (i) higher credit card revenue, resulting from the increase in the cards/customer base; (ii) greater checking account revenue; and (iii) greater gains from capital market operations (underwriting/ financial advisory services).

When comparing 2011 with 2010, the R$1,851 million, or 13.8%, increase in fee and commission income was mainly due to: (i) the performance of the credit card segment, driven by the growth in card base and revenues; (ii) higher income from checking accounts, which was driven by growth in business volume and an increase in checking account holder base, which posted net growth of 2.0 million accounts in the period; (iii) greater income from loan operations, resulting from an increase in the volume of contracted operations; (iv) greater income from collections; and (v) the increase in income from consortium management.

   18   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the fourth quarter of 2011, the R$260 million increase from the previous quarter was due to the following:

• structural expenses – R$127 million growth, mainly resulting from: (i) higher expenses with salaries, social charges and benefits due to the Bank's organic growth, which led to the opening of new service points and the consequent increase in staff; and (ii) an adjustment to salary levels, pursuant to the collective bargaining agreement; and

• non-structural expenses – R$133 million increase, mainly due to expenses with employee and management profit sharing. Growth between 2011 and 2010 of R$1,759 million is mainly due to:

• R$1,281 million in structural expenses, resulting from: (i) increased expenses with salaries, social charges and benefits, due to higher salary levels; and (ii) the net increase in the number of employees by 9,436 professionals; and

•R$478 million in non-structural expenses, mainly driven by: (i) greater expenses with employee and management profit sharing; and (ii) greater expenses with the provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

          Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income

Administrative Expenses

In the fourth quarter of 2011, administrative expenses increased by 8.1% on the previous quarter, mainly due to: (i) greater expenses with advertising and marketing; and (ii) expenses related to accelerated organic growth (i.e. transportation, security and surveillance, maintenance and preservation of goods, etc.), which led to the inauguration of 689 branches.

The 16.3% increase between 2011 and 2010 was mainly due to greater expenses with:
(i) outsourced services, mainly related variable expenses tied to revenues/business volume
(i.e. correspondent banks, Call Center, etc.);
(ii) contract adjustments; and (iii) accelerated organic growth in the period, marked by the expansion of 11,030 service points, including the inauguration of 1,009 branches.

(1)    Does not include Postal Bank.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$808 million in the fourth quarter of 2011, down R$99 million from the previous quarter, mainly due to less expenses with the recording of operating provisions, particularly those with civil provisions.

Compared with the previous year, the increase in other operating expenses, net of other operating income, by R$1,019 million in 2011 is mainly the result of: (i) higher expenses with the recording of operating provisions, especially civil provisions; and (ii) higher expenses with amortization of intangible assets – acquisition of banking rights.

   20   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contributions

Income tax and social contribution expenses in the fourth quarter of 2011 were down 4.8%, or R$63 million, from the previous quarter, due to lower taxable income in the period.

In 2011, the increase in these expenses over 2010 is mainly the result of: (i) an increase in taxable income; and (ii) the termination of tax credits resulting from the increase in the social contribution rate from 9% to 15% in the first quarter of 2011.

Unrealized Gains

Unrealized gains totaled R$10,618 million in the fourth quarter of 2011, a R$1,561 million increase from the previous quarter. This was mainly due to: (i) the appreciation of investments, particularly the Cielo investment, which saw a 15.0% increase in share value in the quarter; (ii) the valuation of mark-to-market securities in both fixed income and equities; and (iii) mark-to-market effect of subordinated debt.

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Economic Outlook

Economic activity indicators in the USA were better than expected in the fourth quarter of 2011, but failed to completely ward off uncertainties regarding the pace and sustainability of growth in the coming months. At the same time, the constant downward revisions of projected Chinese growth lost momentum, despite persisting doubts in relation to the country’s banking system and real estate market. However, concern with the fiscal imbalance in many European nations mounted, given that the European Central Bank’s recent measures to promote liquidity in the Eurozone banking system were insufficient to dispel existing fears.

Faced with these risks, global growth remained low, adversely impacting the confidence of the economic agents. This trend has had two relevant effects: (i) the normalization of monetary policy by the main central banks will most likely be delayed, ensuring high international liquidity, as long as there are no major breakdowns in the banking systems of the major economies, an event we believe to be unlikely; and (ii) the average of commodity prices should also continue on a downward trajectory throughout 2012, despite short-term pressures, especially in relation to agricultural produce (unfavorable weather conditions) and oil (geo-political tensions).

Brazil is not immune to global events, although it is certainly much better prepared to face the materialization of existing risks than it was three years ago. Faced with a deteriorating international scenario and the current leveling-off of domestic activity in the second half of 2011, the economic authorities have adopted a number of stimulus measures, including: (i) a series of interest rate reductions, a process that should continue into the first quarter of 2012; (ii) the partial reversal of the macroprudential measures adopted in December 2010; and (iii) tax incentives for the consumer goods and industrial segments. At the same time, the country’s foreign reserves (currently US$355 billion, versus US$208 billion in September 2008) and the volume of reserve requirements held by Bacen (R$448 billion, versus R$272 billion three years ago) constitute an excellent line of defense that can be tapped into quickly if needed. Given these measures and the expected increase in public investments, the Brazilian economy should respond favorably, accelerating the pace of growth in the coming months. This improvement should become even more evident in the second quarter, when the industrial inventory adjustments will have run their course.

Although the prospective global scenario should have a deflationary impact on Brazil’s economy, there are still a number of challenges related to the handling of monetary policy, given the mismatch between supply and demand, the economy’s high level of indexation and the buoyant job market.

Bradesco is maintaining its positive long-term outlook for Brazil. Despite the country’s undeniable export vocation, domestic demand has been and will continue to be the main engine of economic performance. Household consumption has been driven by the buoyant job market, while investments have benefited from the opportunities generated by pre-salt oil exploration and the sporting events in the coming years. With no signs of excessive income commitment by borrowers and with continuing upward social mobility, the outlook for the Brazilian banking system also remains favorable.

The Organization continues to believe that Brazil will achieve a higher potential growth pace more rapidly if fueled by bigger investments in education and infrastructure and by economic reforms that increase the efficiency of the productive sector. Action on these fronts would play a crucial role in giving the private sector a more solid foundation in regard to facing global competition and continuing to grow and create jobs.

   22   Report on Economic and Financial Analysis – December 2011

Press Release

Main Economic Indicators

Main Indicators (%)	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	12M11	12M10

Interbank Deposit Certificate (CDI)	2.67	3.01	2.80	2.64	2.56	2.61	2.22	2.02	11.60	9.75
Ibovespa	8.47	(16.15)	(9.01)	(1.04)	(0.18)	13.94	(13.41)	2.60	(18.11)	1.04
USD – Commercial Rate	1.15	18.79	(4.15)	(2.25)	(1.65)	(5.96)	1.15	2.29	12.58	(4.31)
General Price Index - Market (IGP-M)	0.91	0.97	0.70	2.43	3.18	2.09	2.84	2.78	5.10	11.32
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.46	1.06	1.40	2.44	2.23	0.50	1.00	2.06	6.50	5.91
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.48	6.04	6.04
Reference Interest Rate (TR)	0.22	0.43	0.31	0.25	0.22	0.28	0.11	0.08	1.21	0.69
Savings Accounts	1.73	1.95	1.82	1.76	1.73	1.79	1.62	1.59	7.45	6.90
Business Days (number)	62	65	62	62	63	65	62	61	251	251
Indicators (Closing Rate)	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec11	Dec10
USD – Commercial Selling Rate - (R$)	1.8758	1.8544	1.5611	1.6287	1.6662	1.6942	1.8015	1.7810	1.8758	1.6662
Euro - (R$)	2.4342	2.4938	2.2667	2.3129	2.2280	2.3104	2.2043	2.4076	2.4342	2.2280
Country Risk (points)	223	275	148	173	189	206	248	185	223	189
Basic Selic Rate Copom (% p.a.)	11.00	12.00	12.25	11.75	10.75	10.75	10.25	8.75	11.00	10.75
BM&F Fixed Rate (% p.a.)	10.04	10.39	12.65	12.28	12.03	11.28	11.86	10.85	10.04	12.03

Projections through 2014

%	2012	2013	2014
USD - Commercial Rate (year-end) - R$	1.80	1.86	1.92
Extended Consumer Price Index (IPCA)	5.30	5.10	5.00
General Price Index - Market (IGP-M)	4.00	4.60	4.50
Selic (year-end)	9.50	9.50	9.00
Gross Domestic Product (GDP)	3.70	4.70	4.70

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Guidance

Bradesco’s Outlook for 2012

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	18 to 22%
Individuals	16 to 20%
Corporate	18 to 22%
SMEs	23 to 27%
Corporations	13 to 17%
Products
Vehicles	4 to 8%
Cards (2)	13 to 17%
Real Estate Financing (origination)	R$11.4 bi
Payroll Deductible Loans	26 to 30%
Financial Margin (3)	10 to 14%
Fee and Commission Income	8 to 12%
Operating Expenses (4)	8 to 12%
Insurance Premiums	13 to 16%

(1)    Expanded Loan Portfolio;

(2)    Does not include the “BNDES Cards” and “Discounts on Advances of Receivables” portfolios;

(3)    Under current criterion, Guidance for Interest Financial Margin; and

(4)    Administrative and Personnel Expenses.

   24   Report on Economic and Financial Analysis – December 2011

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Income Statements vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Income Statement vs. Managerial Income vs. Adjusted Income

Fourth Quarter of 2011

	R$ million
	4Q11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,813	(169)	39	(329)	(593)	179	-	-	318	10,258	-	10,258
ALL	(2,958)	-	-	-	356	(59)	-	-	-	(2,661)	-	(2,661)
Gross Income from Financial Intermediation	7,855	(169)	39	(329)	(237)	120	-	-	318	7,597	-	7,597
Income from Insurance, Pension Plan and Savings Bond Operations (10)	933	-	-	-	-	-	-	-	-	933	-	933
Fee and Commission Income	3,963	-	-	-	-	-	123	-	-	4,086	-	4,086
Personnel Expenses	(3,140)	-	-	-	-	-	-	-	-	(3,140)	-	(3,140)
Other Administrative Expenses	(3,574)	-	-	-	-	-	-	(108)	-	(3,682)	-	(3,682)
Tax Expenses	(1,061)	-	-	-	78	-		-	(34)	(1,017)	11	(1,005)
Equity in the Earnings (Losses) of Unconsolidated Companies	53	-	-	-	-	-	-	-	-	53	-	53
Other Operating Income/Expenses	(1,473)	169	(39)	329	159	-	(123)	108	-	(870)	62	(808)
Operating Result	3,556	-	-	-	-	120	-	-	284	3,960	73	4,034
Non-Operating Income	124	-	-	-	-	(120)	-	-	-	4	-	4
Income Tax / Social Contribution and Non-controlling Interest	(954)	-	-	-	-	-	-	-	(284)	(1,238)	(31)	(1,267)
Net Income	2,726	-	-	-	-	-	-	-	-	2,726	45	2,771

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)    Income from Insurance, Pension Plan and Savings Bond Operations = Insurance, Pension Plan  and Savings Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Pension Plans and Savings Bonds.

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Income Statement vs. Managerial Income vs. Adjusted Income

Third Quarter of 2011

	R$ million
	3Q11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,693	(141)	37	(142)	(430)	-	-	-	2,213	10,230	-	10,230
ALL	(3,906)	-	-	-	178	(57)	-	-	-	(3,785)	1,006	(2,779)
Gross Income from Financial Intermediation	4,787	(141)	37	(142)	(252)	(57)	-	-	2,213	6,445	1,006	7,451
Income from Insurance, Pension Plan and Savings Bond Operations (10)	864	-	-	-	-	-	-	-	-	864	-	864
Fee and Commission Income	3,772	-	-	-	-	-	104	-	-	3,876	-	3,876
Personnel Expenses	(3,380)	-	-	-	-	-	-	-	-	(3,380)	501	(2,880)
Other Administrative Expenses	(3,314)	-	-	-	-	-	-	(91)	-	(3,405)	-	(3,405)
Tax Expenses	(695)	-	-	-	69	-	-	-	(240)	(866)	-	(866)
Equity in the Earnings (Losses) of Unconsolidated Companies	41	-	-	-	-	-	-	-	-	41	-	41
Other Operating Income/Expenses	264	141	(37)	142	183	-	(104)	91	-	680	(1,587)	(907)
Operating Result	2,339	-	-	-	-	(57)	-	-	1,973	4,255	(80)	4,174
Non-Operating Income	10	-	-	-	-	57	-	-	-	67	(58)	10
Income Tax / Social Contribution and Non-controlling Interest	466	-	-	-	-	-	-	-	(1,973)	(1,507)	187	(1,320)
Net Income	2,815	-	-	-	-	-	-	-	-	2,815	49	2,864
(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”
(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”
(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)      For more information see page 8 of this chapter; and
(10)    Income from Insurance, Pension Plan and Savings Bond Operations = Insurance, Pension Plan  and Savings Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Pension Plans and Savings Bonds.

   26   Report on Economic and Financial Analysis – December 2011

Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

2011 Fiscal Year

	R$ million
	12M11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	40,211	(513)	121	(611)	(1,859)	179	-	-	1,793	39,321	-	39,321
ALL	(12,083)	-	-	-	1,074	(234)	-	-	-	(11,243)	1,006	(10,237)
Gross Income from Financial Intermediation	28,128	(513)	121	(611)	(785)	(55)	-	-	1,793	28,078	1,006	29,084
Income from Insurance, Pension Plan and Savings Bond Operations (10)	3,370	-	-	-	-	-	-	-	-	3,370	-	3,370
Fee and Commission Income	14,778	-	-	-	-	-	445	-	-	15,223	-	15,223
Personnel Expenses	(11,560)	-	-	-	-	-	-	-	-	(11,560)	501	(11,061)
Other Administrative Expenses	(13,018)	-	-	-	-	-	-	(388)	-	(13,406)	-	(13,406)
Tax Expenses	(3,680)	-	-	-	197	-	-	-	(194)	(3,677)	11	(3,664)
Equity in the Earnings (Losses) of Unconsolidated Companies	144	-	-	-	-	-	-	-	-	144	-	144
Other Operating Income/Expenses	(3,535)	513	(121)	611	588	-	(445)	388	-	(2,001)	(1,402)	(3,401)
Operating Result	14,628	-	-	-	-	(55)	-	-	1,599	16,172	117	16,289
Non-Operating Income	4	-	-	-	-	55	-	-	-	60	(58)	3
Income Tax / Social Contribution and Non-controlling Interest	(3,605)	-	-	-	-	-	-	-	(1,599)	(5,205)	109	(5,094)
Net Income	11,028	-	-	-	-	-	-	-	-	11,028	170	11,198
(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”
(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”
(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)      For more information see page 8 of this chapter; and
(10)    Income from Insurance, Pension Plan and Savings Bond Operations = Insurance, Pension Plan  and Savings Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Pension Plans and Savings Bonds.

Bradesco      27

                  Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

2010 Fiscal Year

	R$ million
	12M10
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	35,893	(422)	143	(307)	(1,658)	-	-	-	(681)	32,968	88	33,056
ALL	(9,037)	-	-	-	940	(386)	-	-	-	(8,483)	(220)	(8,703)
Gross Income from Financial Intermediation	26,856	(422)	143	(307)	(718)	(386)	-	-	(681)	24,485	(132)	24,353
Income from Insurance, Pension Plan and Savings Bond Operations (10)	2,772	-	-	-	-	-	-	-	-	2,772	-	2,772
Fee and Commission Income	13,103	-	-	-	-	-	270	-	-	13,372	-	13,372
Personnel Expenses	(9,302)	-	-	-	-	-	-	-	-	(9,302)	-	(9,302)
Other Administrative Expenses	(11,194)	-	-	-	-	-	-	(339)	-	(11,532)	-	(11,532)
Tax Expenses	(3,180)	-	-	-	(31)	-	-	-	74	(3,137)	17	(3,120)
Equity in the Earnings (Losses) of Unconsolidated Companies	127	-	-	-	-	-	-	-	-	127	-	127
Other Operating Income/Expenses	(4,410)	422	(143)	307	749	-	(270)	339	-	(3,007)	626	(2,382)
Operating Result	14,771	-	-	-	-	(386)	-	-	(607)	13,777	511	14,288
Non-Operating Income	(171)	-	-	-	-	386	-	-	-	215	(224)	(8)
Income Tax / Social Contribution and Non-controlling Interest	(4,578)	-	-	-	-	-	-	-	607	(3,971)	(505)	(4,476)
Net Income	10,022	-	-	-	-	-	-	-	-	10,022	(218)	9,804
(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”
(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”
(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)      For more information see page 8 of this chapter; and
(10)    Income from Insurance, Pension Plan and Savings Bond Operations = Insurance, Pension Plan  and Savings Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Pension Plans and Savings Bonds.

   28   Report on Economic and Financial Analysis – December 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 31, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.